# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trinity Biotech plc, CIK 0000888721
CUSIP: 896438504
Title of class of securities: Class 'A' Ordinary Shares
Address of issuer's principal executive offices: IDA Business Park, Bray, County Wicklow, Ireland (L2), A98 H5C8
Date of event which requires filing of this statement: 12/02/2025
Filed by CIK 0002101262
Persons authorized to receive notices and communications: Seung Hyun Shin, c/o DAYLI Partners, Inc., 15F, 201, Teheran-ro, Gangnam-gu, Seoul, Korea Republic Of (M5), 0000, 82-2-563-0890; Jeongseok Jay Yu, Esq., Foley, Seaport West, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000; Daniel S. Clevenger, Esq., Seaport West, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000

## Reporting persons
- DAYLI Partners, Inc. (CIK 0002101262): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DAYLI TRINITY HOLDINGS, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DAYLI Fountainhead Project No.3 Private Equity Fund: type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class 'A' Ordinary Shares
Name of issuer: Trinity Biotech plc
Address of issuer's principal executive offices: IDA Business Park, Bray, County Wicklow, Ireland (L2), A98 H5C8
Comment:
The purpose of this Amendment No. 7 ("Amendment No. 7") to the joint statement on Schedule 13D with respect to the Class 'A' Ordinary Shares, par value U.S. $0.0001 per share (the "Ordinary Shares"), of Trinity Biotech, plc, a company organized under the laws of Ireland (the "Issuer"), filed by MiCo Co., Ltd. ("MiCo Parent") and MiCo IVD Holdings, LLC, a Delaware limited liability company ("MiCo IVD") on December 7, 2022 (such joint statement, as amended by Amendment No. 2 to the Schedule 13D filed by MiCo IVD, Mainstream Holdings, Ltd. ("Mainstream Holdings"), Mainstream New Growth No. 1 Private Equity Fund ("Mainstream NG"), New Main Equity Co., Ltd. ("New Main Equity") and Kim Chang-hee (together with Mainstream Holdings, Mainstream NG and New Main Equity, the "New Main Equity Filers") on January 2, 2024, Amendment No. 3 to the Schedule 13D filed by MiCo IVD, DAYLI TRINITY HOLDINGS, Ltd., a limited company incorporated in South Korea ("DAYLI Holdings"), DAYLI Fountainhead Project No. 3 Private Equity Fund, a private equity fund incorporated in South Korea ("DAYLI Fountainhead"), and DAYLI Partners, Inc., a corporation incorporated in South Korea (together with DAYLI Holdings and DAYLI Fountainhead, the "DAYLI Filers") on December 19, 2024 ("Amendment No. 3"), Amendment No. 5 to the Schedule 13D filed by MiCo IVD, AI n M net Ltd. ("AI n M") and Wonyong Park on December 4, 2025, and Amendment No. 6 to the Schedule 13D filed by MiCo IVD, AI n M and Joon Ho Lee on December 10, 2025, the "Original Schedule 13D"), to which the DAYLI Filers previously joined as reporting persons as reported in Amendment No. 3 to the Schedule 13D filed on December 19, 2024, filed jointly by the DAYLI Filers, is to report the change in the beneficial ownership of the DAYLI Filers as a result of the execution and consummation of the 2025 MiCo IVD Purchase (as defined below) by AI n M on December 2, 2025 and the revocation of the Joint Filing Agreement by the DAYLI Filers initially filed as an exhibit to the Original Schedule 13D on December 19, 2024. Capitalized terms used but not defined herein have the respective meanings given to them in the Original Schedule 13D and, except as otherwise provided below, the Original Schedule 13D is incorporated herein by reference.

On January 2, 2024, MiCo Parent filed an Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1") to report its sale of all of its equity interests in MiCo IVD to Mainstream Holdings and, on December 20, 2024, the New Main Equity Filers filed a Schedule 13D intended to serve as Amendment No. 4 to the Schedule 13D ("Amendment No. 4") to report the sale by Mainstream Holdings of all of its equity intetersts in MiCo IVD to DAYLI Holdings. Amendment No. 1 and Amendment No. 4 speak only of the beneficial ownership interests of MiCo Parent and the New Main Equity Filers, respectively, and the disclosures provided therein shall be disregarded in their entirety for the purposes of this Amendment No. 7, except that the exhibits included in response to Item 7 of each of Amendment No. 1 and Amendment No. 4 shall be incorporated herein by reference as described in Item 7 below.

This Amendment No. 7 is being filed by the DAYLI Filers only and the disclosures provided herein shall have no effect on disclosures previously provided by any other reporting person.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D is hereby amended and restated in full as follows:

This Amendment No. 7 is being filed jointly by DAYLI Holdings, DAYLI Fountainhead and DAYLI Partners. DAYLI Fountainhead owns all of the equity interests in DAYLI Holdings and DAYLI Partners is the general partner of DAYLI Fountainhead.

Certain information regarding each director and executive officer of the DAYLI Filers is set forth on Annex C filed herewith.
Residence or business address:
Item 2(b) of the Original Schedule 13D is hereby amended and restated in full as follows:

The address of each of the DAYLI Filers is 15F, 201, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea.
Present principal occupation or employment:
Item 2(c) of the Original Schedule 13D is hereby amended and restated in full as follows:
The principal business of DAYLI Partners is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal business of each of DAYLI Holdings and DAYLI Fountainhead is to acquire, hold and dispose of interests in MiCo IVD for investment purposes.
Criminal convictions in the last five years:
Item 2(d) of the Original Schedule 13D is hereby amended and restated in full as follows:

During the last five years, neither the DAYLI Filers, nor any person identified in Item 2(a), has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Original Schedule 13D is hereby amended and restated in full as follows:

During the last five years, neither the DAYLI Filers, nor any person identified in Item 2(a), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Original Schedule 13D is hereby amended and restated in full as follows:

Each of the DAYLI Filers was formed in South Korea.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by inserting the following new paragraph to the end:

On December 2, 2025, DAYLI Holdings and AI n M completed the 2025 MiCo IVD Purchase, following which time the DAYLI Filers have no equity interest in MiCo IVD and do not, directly or indirectly, have any equity interest in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated in full as follows:

The information set forth under the final paragraph of Item 4 and the cover page of this Amendment No. 7 is incorporated herein by reference into this Item 5.

Following the completion of the 2025 MiCo IVD Purchase by AI n M, the DAYLI Filers are no longer deemed to beneficially own any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and restated in full as follows:

The information set forth under the final paragraph of Item 4 and the cover page of this Amendment No. 7 is incorporated herein by reference into this Item 5.

Following the completion of the 2025 MiCo IVD Purchase by AI n M, the DAYLI Filers are no longer deemed to beneficially own any Ordinary Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended and restated in full as follows:
Except as set forth in the Original Schedule 13D and this Amendment No. 7, neither the DAYLI Filers nor, to the best knowledge of the DAYLI Filers, any other person named in Item 2, has engaged in any transaction in Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Original Schedule 13D is hereby amended and restated in full as follows:

Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Original Schedule 13D is hereby amended and restated in full as follows:

The 2025 MiCo IVD Purchase by AI n M was executed and closed on December 2, 2025, following which time the DAYLI Filers ceased to beneficially own more than five percent of the Ordinary Shares of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit Annex C
Exhibit No. 21 Revocation of Joint Filing Agreement

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

## Signatures
- DAYLI Partners, Inc.: /s/ Shin Seung Hyun, Shin Seung Hyun/CEO (12/15/2025)
- DAYLI TRINITY HOLDINGS, Ltd.: /s/ Wonyong Park, Wonyong Park/CEO (12/15/2025)
- DAYLI Fountainhead Project No.3 Private Equity Fund: /s/ Wonyong Park, Wonyong Park/Senior Manager (12/15/2025)